UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: March  25, 2010

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com
CAMTEK SIGNS AN EXCLUSIVE DISTRIBUTION RIGHTS AGREEMENT
 WITH CANON MARKETING JAPAN INC.
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Camtek’s FALCON and Gannet Systems will be exclusively distributed by Canon MJ in Japan

MIGDAL HAEMEK, Israel – March 25, 2010 – Camtek Ltd. (NASDAQ: CAMT ; TASE: CAMT) (“Camtek” or the “Company”), today announced the signing of an exclusive distribution rights agreement with Canon Marketing Japan Inc. (“Canon MJ”) for sales of Camtek's Automatic Optical Inspection (“AOI”) systems, that address the semiconductor market in Japan.

Canon Marketing Japan is a leading provider of a wide variety of solutions to the Japanese Semiconductor industry with a very strong market position and support organization specializing in high end complex equipment. The Company believes its variety of Yield Enhancing solutions will fit and compliment the Canon MJ product line.

“We are very pleased and proud of our cooperation with Canon, a world leading company in the semiconductor industry,” said Mr. Aharon Sela, President Camtek Asia. “ This strategic cooperation is the beginning of a long term partnership that will enhance our current activity in Japan and will enable us to penetrate to new market segments such as Memory products, LED, CIS, 3-D integration, MEMS, Compound Semiconductor and automotive IC in Japan and  will allow us to provide our advanced AOI solutions both for the front-end (Gannet product line) and the back-end (Falcon product line), backed up by Canon MJ’s outstanding pre- and post-sales support."

Mr.Kunio  Kurihara,Director Canon Marketing Japan Inc. “By concluding this distribution agreement with Camtek, Canon MJ adds to its line-up wafer inspection systems that can be used in a wide range of semiconductor front-end and back-end applications.

Through our cooperation with Camtek, we will aggressively deploy these systems to meet the needs of customers in Japan. Furthermore, based on Camtek’s rich installation base overseas, we have high expectations for this product line. “

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.